EXHIBIT 20.1

222 Lakeview Avenue, Suite 1500, West Palm Beach, FL  33401

NEWS RELEASE

CRUZAN INTERNATIONAL, INC. ANNOUNCES FINANCIAL RESULTS

FOR FOURTH QUARTER AND YEAR ENDED SEPTEMBER 30, 2005

WEST PALM BEACH, FLORIDA – January 11, 2006 – Cruzan International, Inc. (AMEX: RUM), producer and distributor of the Cruzan line of rums from the Virgin Islands and a leading distiller of rum and brandy, and importer and marketer of premium branded spirits, today reported financial results for its fourth quarter and year ended September 30, 2005.

Net sales for fiscal 2005’s fourth quarter were $28,994,609, compared with $26,448,845 reported for fiscal 2004’s fourth quarter.  Gross profit was $8,845,935, compared to $5,776,106 in the same period last year, and fourth quarter net loss was $10,474,669, or $1.55 per diluted share, compared with a net loss of $2,653,705 or $0.42 per diluted share, one year ago.

Net sales for fiscal 2005 were $106,490,680, compared with $96,415,699 reported for fiscal 2004.  Gross profit for fiscal 2005 was $34,734,946, compared to $29,647,977 in fiscal 2004, and net loss for fiscal 2005 was $10,652,731, or $1.65 per diluted share, compared with a net loss of $908,397 or $0.16 per diluted share in fiscal 2004.

The increase in the net loss for fiscal 2005 was primarily due to the recording as an expense the obligation of the former majority owner of the Company to make a payment of $9,000,000 to certain members of management of the Company.  This payment is not an obligation of the Company and was negotiated between certain members of management and the former majority owner without the participation of or ratification by the Company’s board of directors or any committee thereof and does not affect its balance sheet or cash flow statement.  However, under Staff Accounting Bulletin 107 issued by the Securities and Exchange Commission relating to accounting for expenses or liabilities paid by principal stockholder(s), this expected payment is treated as an expense of the Company in the statement of operations, and as a contribution to additional paid-in capital on the balance sheet.  Not including this non-cash expense, the net loss for 2005 was $1,474,669, or $0.22 per diluted share for the fourth quarter, and $1,652,731, or $0.26 per diluted share for the full fiscal year.

Commenting on the results, Jay S. Maltby, Chief Executive Officer and President said, “In 2005 we had a change in majority ownership and are in the process of a merger transaction with affiliates of V&S Vin & Sprit AB (publ), the owners of Absolut Vodka.”

 Mr. Maltby continued, “Sales of Cruzan Rums increased 21% over the previous year.  However, our premium brands segment continued to sustain losses as we continue to spend heavily on brand promotion.  Operating income in our bulk alcohol segment improved slightly from last year despite increases in raw material and energy costs, primarily due to increased sales.  The vinegar and cooking wine segment had a slight sales decline and lower operating income than last year.  The performance in our bottling segment improved as we reduced our losses by 21% from last year.  We saw improved efficiencies resulting from the previously announced consolidation of our bottling plants and increased sales due to the acquisition of a large new bottling contract.”

The Company also reported that the Board of Directors of the Company has elected Ola Salmén to be the Chairman of the Board.

Cruzan International, Inc. is a major supplier of rum, brandy and wine to the beverage alcohol industry.  The Company also produces ultra-premium single-barrel aged rums and tropical rums, vinegar and other alcohol-related products.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934.  Cruzan intends that such forward-looking statements shall be subject to the safe harbors created thereby.  These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Risks that May Affect Future Results” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Cruzan’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005.  As a result, future results may differ materially from the expected results represented by the forward looking-statements contained in this press release.

Contact:	Ezra Shashoua, Executive Vice President & Chief Financial Officer
William Viggiano, Vice President & Controller
561-655-8977

--Financial Results Follow--

CRUZAN INTERNATIONAL, INC.
Statements of Operations

			Statement of Operations
Periods ended	Three Months		as a % of Net Sales
September 30,	2005	2004	2005	2004

Net sales	$28,994,609	$26,448,845	100.0%	100.0%
Cost of sales	20,148,674	20,672,739	69.5%	78.2%

Gross profit	8,845,935	5,776,106	30.5%	21.8%

Selling, general and administrative	11,270,790	10,117,649	38.9%	38.3%
Payment to be made by principal stockholder	9,000,000	—	31.0%	—
	20,270,790	10,117,649	69.9%	38.3%

Operating loss	(11,424,855)	(4,341,543)	-39.4%	-16.4%
Interest expense	(718,258)	(267,660)	-2.5%	-1.0%
Other income, net	73,566	(59,161)	0.3%	-0.2%

Loss before income taxes	(12,069,547)	(4,668,364)	-41.6%	-17.7%
Income tax benefit	1,594,878	2,014,659	5.5%	7.6%

Net loss	$(10,474,669)	$(2,653,705)	-36.1%	-10.0%

Loss per common share:
Basic	$(1.55)	$(0.42)
Diluted	$(1.55)	$(0.42)

Common shares and equivalents outstanding
Basic	6,747,453	6,338,519
Diluted	6,747,453	6,338,519

Shares outstanding at end of period	6,748,056	6,338,519

			Statement of Operations
Periods ended	Year		as a % of Net Sales
September 30,	2005	2004	2005	2004

Net sales	$106,490,680	$96,415,699	100.0%	100.0%
Cost of sales	71,755,734	66,767,722	67.4%	69.2%

Gross profit	34,734,946	29,647,977	32.6%	30.8%

Selling, general and administrative	38,309,226	33,227,358	36.0%	34.5%
Payment to be made by principal stockholder	9,000,000	—	8.5%	—
	47,309,226	33,227,358	44.4%	34.5%

Operating loss	(12,574,280)	(3,579,381)	-11.8%	-3.7%
Interest expense	(2,728,475)	(2,226,011)	-2.6%	-2.3%
Other income, net	762,276	1,204,908	0.7%	1.2%

Loss before income taxes	(14,540,479)	(4,600,484)	-13.7%	-4.8%
Income tax benefit	3,887,748	3,692,087	3.7%	3.8%

Net loss	$(10,652,731)	$(908,397)	-10.0%	-0.9%

Loss per common share:
Basic	$(1.65)	$(0.16)
Diluted	$(1.65)	$(0.16)

Common shares and equivalents outstanding
Basic	6,451,672	5,800,931
Diluted	6,451,672	5,800,931

Shares outstanding at end of period	6,748,056	6,338,519

CRUZAN INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

			Balance Sheet as a % of Total Assets
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

ASSETS
CURRENT ASSETS
Cash and short-term investments	$3,785,276	$3,833,828	2.8%	3.0%
Receivables	25,616,285	20,418,736	19.2%	16.0%
Inventories	31,282,808	29,162,496	23.4%	22.8%
Other current assets	4,885,161	7,736,190	3.7%	6.1%
Total current assets	65,569,530	61,151,250	49.0%	47.8%

PROPERTY AND EQUIPMENT, net	38,283,133	39,949,850	28.6%	31.3%
OTHER ASSETS	29,896,465	26,731,526	22.4%	20.9%
Total assets	$133,749,128	$127,832,626	100.00%	100.0%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	—	$4,000,000	—	3.1%
Accounts payable	12,946,544	11,868,947	9.7%	9.3%
Other accrued expenses	7,217,927	4,726,253	5.4%	3.7%
Total current liabilities	20,164,471	20,595,200	15.1%	16.1%

LONG-TERM DEBT, less current maturities	28,600,000	25,674,240	21.4%	20.1%

DEFERRED INCOME TAXES	—	648,000	—	0.5%

OTHER LIABILITIES	1,332,379	1,091,248	1.0%	0.9%

STOCKHOLDERS’ EQUITY	83,652,278	79,823,938	62.5%	62.4%
Total liabilities and stockholders’ equity	$133,749,128	$127,832,626	100.0%	100.0%